

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

Mario Rizzo
Executive Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

      Re: The Allstate Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 26, 2018
          File No. 001-11840

Dear Mr. Rizzo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance